As filed with the U.S. Securities and Exchange Commission on October 21, 2022

Registration No. 333-260712

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

____________________

RELIEF THERAPEUTICS Holding SA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Switzerland

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800-990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

____________________

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

+1-302-658-7851

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☑  immediately upon filing

☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two hundred (200) ordinary shares with a nominal value of CHF 0.01 of RELIEF THERAPEUTICS Holding SA	N/A	N/A	N/A	N/A

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7), (10), (11), (13) and (21)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (21)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (14), (17), (19) and (20)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

RELIEF THERAPEUTICS Holding SA is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Deposit Agreement among RELIEF THERAPEUTICS Holding SA (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder (as from time to time amended, the “Deposit Agreement”). Previously filed.

(a)(2)	Form of Amendment No. 1 to the Deposit Agreement. Form of Amendment No. 1 to the Deposit Agreement among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs issued from time to time thereunder, including the Form of ADR attached as Exhibit A thereto. Previously filed.

(a)(3)	Form of Amendment No. 2 to the Deposit Agreement. Form of Amendment No. 2 to the Deposit Agreement among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Form of Nominee Agreement among the Company and the Depositary. Previously filed.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney of certain officers and directors of the Company. Previously filed.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement (the “Deposit Agreement”), among RELIEF THERAPEUTICS Holding SA, JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 21, 2022.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

By:	/s/ Lisa M. Hayes
	Name:	Lisa M. Hayes
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, RELIEF THERAPEUTICS Holding SA certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Geneva, Switzerland, on October 21, 2022.

RELIEF THERAPEUTICS Holding SA

By:	/s/ Thomas Plitz
	Name:	Thomas Plitz
	Title:	Authorized Signatory and Member of the Board of Directors

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons on October 21, 2022, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Jack Weinstein	Chief Financial Officer and Treasurer
Jack Weinstein	(principal executive and financial officer)

/s/ Jeremy Meinen	Vice President, Finance and Administration
Jeremy Meinen	(principal accounting officer)

/s/ Raghuram Selvaraju	Chairman of the Board
Raghuram Selvaraju, Ph.D, M.B.A.

/s/ Thomas Plitz	Director
Thomas Plitz

/s/ Dr. Patrice P. Jean	Director
Dr. Patrice P. Jean

/s/ Paolo Galfetti	Director
Paolo Galfetti

/s/ Michelle Lock	Director
Michelle Lock

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of RELIEF THERAPEUTICS Holding SA, has signed this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 in the city of New York, State of New York, on October 21, 2022.

Authorized U.S. Representative

Relief Therapeutics US, Inc.

By:	/s/ Jack Weinstein
	Name:	Jack Weinstein
	Title:	President

INDEX TO EXHIBITS

Exhibit Number
(a)(3)	Form of Amendment No. 2 to the Deposit Agreement among RELIEF THERAPEUTICS SA, JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(e)	Rule 466 Certification.